Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

(DEBTOR-IN-POSSESSION)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended June 30			Six months ended June 30
	2006	2005		2006	2005
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(285)	$(226)		$(1,389)	$(681)
Less: Income from less than 50% owned investees	(4)	1		(3)	4
Add:
Rent expense representative of interest (1)	43	75		92	137
Interest expense net of capitalized interest (2)	136	151		272	295
Amortization of debt discount and expense	2	8		4	15
Amortization of interest capitalized	2	2		4	4

Adjusted earnings	$(98)	$9		$(1,014)	$(234)

Fixed charges:

Rent expense representative of interest (1)	$43	$75		$92	$137
Interest expense net of capitalized interest (2)	136	151		272	295
Amortization of debt discount and expense	2	8		4	15
Capitalized interest	2	2		4	4

Fixed charges	$183	$236		$372	$451

Ratio of earnings to fixed charges	— (3)	—	(4)	— (3)	— (4)

(1)             Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)             Subsequent to its Chapter 11 filing, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believes the interest will be paid during the bankruptcy proceeding or that it is probable that the interest will be an allowed claim.

(3)             Earnings were inadequate to cover fixed charges by $281 million and $1.4 billion for the three and six months ended June 30, 2006, respectively.

(4)             Earnings were inadequate to cover fixed charges by $227 million and $685 million for the three and six months ended June 30, 2005, respectively.